Exhibit 99.1

SHAREHOLDER LETTER AGREEMENT

This SHAREHOLDER LETTER AGREEMENT (this “Agreement”), dated as of  December 23, 2024, is entered into by and between Mudrick Capital Management L.P. (“Mudrick Capital” and, together with any fund, entity or account that is managed, sponsored or advised by Mudrick Capital or its affiliates, the “Mudrick Investor”), Stephen Fitzpatrick (together with Imagination Aero Investments Limited and any other fund, entity or account that is affiliated with Stephen Fitzpatrick, the “SF Investor,” and together with the Mudrick Investor, the “Rights Holders”) and Vertical Aerospace Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company”). The Rights Holders and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Investment Agreement (as defined below).

WHEREAS, the Rights Holders, the Company and Vertical Aerospace Group Limited, a company incorporated under the laws of England and Wales, and a wholly-owned subsidiary of the Company (“VAGL”), entered into that certain Investment Agreement, dated as of  December 20, 2024 (the “Investment Agreement”), pursuant to which the Mudrick Investor agreed to, among other things, (a) convert half (approximately $130.2 million) of the total outstanding amount (consisting of the principal amount and accrued paid-in-kind interest) of the then-outstanding Notes (the “Partial Conversion”) and (b) make an investment of up to $50,000,000 into the Company by way of a subscription for Ordinary Shares (as defined below) and/or securities convertible into or exercisable for Ordinary Shares, in each case on the terms and subject to the conditions set forth in the Investment Agreement.

NOW, THEREFORE, in consideration of the transactions contemplated by the Investment Agreement, the Parties hereby agree as follows:

1.            Definitions. For purposes of this Agreement:

(a)            “Affiliates” means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries, controls such first Person or is controlled by said Person or is under common control with said Person, where “control” means power and ability to direct, directly or indirectly, or share equally in or cause the direction of, the management and/or policies of a Person, whether through ownership of voting shares or other equivalent interests of the controlled Person, by contract (including proxy) or otherwise;

(b)            “Articles” means the memorandum and articles of association of the Company, as in effect as of the effective date of the First Supplemental Indenture, and as may be amended from time to time;

(c)            “beneficial owner” has the meaning ascribed to such term under Rule 13d-3 of the Securities Exchange Act of 1934, as amended from time to time;

(d)            “Board” means the board of directors of the Company;

(e)            “Business” means the development and commercialization of electric vertical take-off and landing aircraft, the key underlying technology thereof, and supply of related services, including (i) the Company’s business and operations existing as of or prior to the Partial Conversion Date, and (ii) any other business, enterprise, venture or activities of the Company, or proposed business, enterprise, venture or activities with respect to which any of the Company has taken active and material steps to engage in, as of or prior to the Partial Conversion Date.

(f)            “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in London, England, the Cayman Islands and New York, New York are authorized or obligated by law to close;

(g)            “First Supplemental Indenture” means the first supplemental indenture to the Indenture to be entered into on the closing date of the Investment Agreement by the parties to the Indenture, amending certain terms of the Indenture relating to, among other things, a fixed conversion price for the Notes, an updated interest rate applicable to the Notes and extended maturity date of the Notes.

(h)            “Indenture” means the Indenture, dated as of December 16, 2021, among the Company and U.S. Bank National Association as trustee and collateral agent governing the Notes.

(i)             “New Securities” means Ordinary Shares and any other securities (including any equity securities or debt securities that are convertible into Ordinary Shares or other equity securities of the Company or any of its subsidiaries) which are to be issued by the Company or any of its subsidiaries;

(j)            “Notes” means the 7.00% / 9.00% Convertible Senior Secured PIK Toggle Notes due 2026 issued by the Company under the Indenture, as amended, supplemented, or replaced from time to time, including pursuant to the transactions contemplated in the Investment Agreement.

(k)            “Ordinary Shares” means the ordinary shares of the Company, with a par value of $0.001;

(l)            “Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization;

(m)            “Partial Conversion Date” means the date on which the Company delivers Ordinary Shares to the Mudrick Investor pursuant to the Partial Conversion; and

(n)            “VAGL Board” means the board of directors of VAGL.

2.            Participation Rights.

(a)            From and after the Partial Conversion Date and for so long as (i) the Mudrick Investor is the beneficial owner, directly or indirectly through its Affiliates, of at least 20% of the Ordinary Shares issued and outstanding or (ii) the SF Investor is the beneficial owner, directly or indirectly through its Affiliates, of greater than 3% of the Ordinary Shares issued and outstanding, if the Company or any of its subsidiaries proposes to offer or sell any New Securities (whether pursuant to a binding definitive agreement, non-binding term sheet or otherwise), the Company shall provide written notice to either or both of Mudrick Capital and Stephen Fitzpatrick (as applicable) (the “Offer Notice”) no later than five (5) Business Days prior to the launch of such offerings, stating: (A) its bona fide intention to offer such New Securities; (B) the number of such New Securities to be offered; (C) a description of the material terms of such New Securities, including the price upon which it proposes to offer such New Securities (including by providing such Rights Holder with copies of any material documentation or correspondence related thereto); and (D) the number of New Securities that each of the Rights Holders is entitled to purchase pursuant to Section 2(b).

(b)            Following receipt of the Offer Notice, each Rights Holder (as applicable) may elect to purchase or otherwise acquire, by written notification delivered to the Company within three (3) Business Days after the receipt of the Offer Notice, at a price and on the terms specified in the Offer Notice, up to such number of New Securities that equals the product of (i) the quotient of (A) the number of Ordinary Shares of which such Rights Holder is the beneficial owner, directly or indirectly through its Affiliates (assuming for purposes of calculation, in the case of the Mudrick Investor, that the Notes held by the Mudrick Investor from time to time and any other securities convertible into Ordinary Shares held by the Mudrick Investor had been converted in full), divided by (B) all Outstanding Shares then issued and outstanding (assuming for purposes of calculation, in the case of the Mudrick Investor that the Notes held by the Mudrick Investor from time to time and any other securities convertible into Ordinary Shares held by the Mudrick Investor had been converted in full), with the resulting fraction then multiplied by (ii) the number of New Securities to be offered by the Company.

(c)            The closing of any sale pursuant to Section 2(b) shall occur at the time of the closing of the offering and sale of such New Securities by the Company.

(d)            If all or some of the New Securities referred to in the Offer Notice that a Rights Holder is entitled to purchase pursuant to Section 2(b) are not elected to be purchased or acquired by one or both of the Rights Holders as provided in Section 2(b), the Company may, during the ninety (90)-day period following the expiration of the initial five (5) Business Day period provided in Section 2(a), offer and sell the remaining unsubscribed portion of such New Securities to any other Person (other than the applicable Rights Holder) at a price equal to or greater than the price set forth in the Offer Notice and on other terms not materially less favorable to the Company than those terms set forth in the Offer Notice. If the Company does not consummate the sale of some or all of such New Securities within such ninety (90) day period, the rights provided hereunder shall be deemed to be revived and such unsold New Securities shall not be offered unless first reoffered to the Rights Holders in accordance with this Section 2.

(e)            Notwithstanding the foregoing provisions of Section 2, the rights provided to the Rights Holders under this Section 2 shall not apply to issuances or sales of New Securities (i) in connection with any stock split, stock dividend, share consolidation, share subdivision or recapitalization of the Company affecting all equityholders proportionately based on the number of Ordinary Shares then held by each such holder, (ii) as consideration in connection with a joint venture, merger, consolidation, acquisition or similar business combination by the Company, (iii) to employees, officers or directors of the Company or any of its subsidiaries as compensatory benefits in the ordinary course of business, (iv) in connection with the conversion of any outstanding convertible securities of the Company (including the Notes) or the exercise of any outstanding warrants or options of the Company, (v) pursuant to the Company’s warrant agreements in effect as at the date of this Agreement (including the issuance of Ordinary Shares underlying such warrants upon exercise), or (vi) in connection with the Company’s existing equity subscription line pursuant to a share purchase agreement, originally dated as of August 5, 2022 and amended and restated on September 22, 2022, by and between the Company and Nomura Securities International, Inc. (the “ELOC”) or similar “at-the-market” facility.

(f)             Notwithstanding any provisions to the contrary in this Section 2, any provision within this Section 2 may be waived with the prior written consent of each of the affected Rights Holder.

3.            Consent Rights of the Mudrick Investor. From the Partial Conversion Date and for so long as the Mudrick Investor is the beneficial owner, directly or indirectly through its Affiliates, of at least 35% of the Ordinary Shares issued and outstanding (assuming for purposes of calculation the Notes held by the Mudrick Investor from time to time and any other securities convertible into Ordinary Shares held by the Mudrick Investor had been converted in full), the Company shall not, without the prior written consent of Mudrick Capital:

(a)            propose the adoption of any amendment to the Articles (by virtue of merger, consolidation, reclassification, amendment or otherwise) that, if adopted, will materially and adversely affect the rights of the Mudrick Investor in respect of the appointment and removal of directors as set forth in the Articles; or

(b)            take any action to change the composition of the Board (as set forth in the Articles), other than in accordance with the Articles.

4.            Obligations of the Mudrick Investor.

(a)            Subject to complying with any duties, fiduciary or otherwise, the Mudrick Investor and any director appointed to the Board (from time-to-time) may owe to the Company, so long as the Mudrick Investor has the right to nominate a majority of directors to the Board pursuant to the Articles, the Mudrick Investor shall use good faith efforts to ensure that (i) the Company headquarters be maintained in the United Kingdom and the majority of the business operations of it and its subsidiaries, taken together, be maintained the United Kingdom, and (ii) that the Company name and brand identity remains “Vertical Aerospace”.

(b)            So long as the SF Investor is the beneficial owner, directly or indirectly through its Affiliates, of greater than 3% of the Ordinary Shares issued and outstanding, the Mudrick Investor shall take all actions necessary to ensure Stephen Fitzpatrick holds one (1) directorship position on the Board and one (1) directorship position on the VAGL Board, including voting in favor of any resolution to appoint Stephen Fitzpatrick to the Board and the VAGL Board.

5.            Rights of the SF Investor.

(a)            Equity Raises. So long as the SF Investor is the beneficial owner, directly or indirectly through its Affiliates, of greater than 3% of the Ordinary Shares issued and outstanding, the issuance of Ordinary Shares and any other securities (including any equity securities or debt securities that are convertible into Ordinary Shares or other equity securities of the Company or any of its subsidiaries) by way of capital markets fundraises (other than under the ELOC or similar “at-the market” facility), and the terms on which they are issued, shall be subject to the approval by either (i) a majority of the independent members of the Board or (ii) a committee of independent members of the Board.

(b)            Additional Directorship Rights. For so long as the SF Investor holds one (1) directorship position on the Board and/or one (1) directorship position on the VAGL Board:

(i)            The SF Investor shall have the right to appoint one (1) representative (who may act and vote on behalf of the SF Investor by way of proxy) for meetings of the Board or the VAGL Board, as applicable, if the SF Investor is unable to attend a meeting of the Board or the VAGL Board, respectively; and

(ii)            The SF Investor shall receive no compensation for service on either the Board or the VAGL Board, provided that the Company shall, for each year the SF Investor holds a directorship position on either the Board or the VAGL Board, reimburse the SF Investor for (A) the costs and expenses of the SF Investor’s administrative support required in connection with his directorship positions, subject to an annual cap consistent with the compensation due to other independent directors then serving on the Board, and (B) all reasonable actual and documented costs and expenses relating to travel for Board duties and legal fees required for regulatory compliance.

(c)            Consent Rights. So long as the SF Investor is the beneficial owner, directly or indirectly through its Affiliates, of greater than 3% of the Ordinary Shares issued and outstanding, the Company shall not, without the prior written consent of the SF Investor, propose the adoption of any amendment to the Articles (by virtue of merger, consolidation, reclassification, amendment or otherwise) that, once adopted, will materially and adversely affect the rights of the SF Investor in respect of the SF Investor’s right to remain on the Board and the VAGL Board.

6.            Non-Competition; Non-Solicitation; No-Hire.

(a)            Non-Competition. From and after the date hereof until the twelve (12) month anniversary of the date that the SF Investor no longer has the right to hold a directorship position on the Board (the “Restricted Period”), the SF Investor shall not, and shall cause each of its controlled Affiliates and its and their respective directors and officers not to, directly or indirectly, either for itself or on behalf of any other Person, own, acquire or control any interest, financial or otherwise, in, and/or otherwise manage, operate, control, or participate in the ownership, management, operation or control of, be employed by or otherwise engage in, any business that competes with the Business. Notwithstanding the foregoing, the ownership of less than five percent (5%) of the outstanding shares of capital stock of any entity whose equity is listed on a national (or comparable international) securities exchange will not constitute a breach of this Section 6(a).

(b)            Non-Solicitation; No-Hire. During the Restricted Period, the SF Investor shall not, and shall cause its controlled Affiliates and its and their respective directors and officers not to, directly or indirectly, either for itself or on behalf of any other Person, (i) hire, attempt to hire, solicit or recruit for employment, consulting or any similar arrangement, any employees of the Company or any of its subsidiaries (each such individual, a “Restricted Individual”) or (ii) induce or encourage any Restricted Individual to terminate his or her employment or arrangement with the Company or any subsidiary of the Company. Notwithstanding the foregoing, none of the following shall be deemed to be a breach of this Section 6(b): (x) placing general advertisements, solicitations or job posting disseminated electronically or published in a newspaper or periodical of general circulation or conducting a general bona fide recruitment process (including using a search firm, employment agency or other similar entity, provided that such entity has not been instructed by the SF Investor or its controlled Affiliates to solicit Restricted Individuals) that may be targeted to a particular geographic or technical area, but are not targeted specifically towards Restricted Individuals, and (y) hiring persons who have ceased to be employed by the Company or any of its subsidiaries at least twelve (12) months prior to being solicited for employment by the SF Investor or its controlled Affiliates.

(c)            Rights and Remedies for Breach; Specific Performance. The SF Investor agrees that the restrictions on such Party’s activities contained in this Section 6 are reasonable and necessary to protect the goodwill of the Company and other legitimate interests of the Mudrick Investor and the Company. The SF Investor also acknowledges and agrees that, were the SF Investor to breach the provisions of this Section 6, the harm to the Mudrick Investor and the Company, including the goodwill of the Company and the Mudrick Investor’s interest therein, would be substantial and irreparable and money damages would not afford the Mudrick Investor and the Company an adequate remedy. Accordingly, the SF Investor therefore agrees that in the event of such a breach or a threatened breach, Mudrick Capital and the Company shall, in addition to any other remedies available to it at law or in equity, have the right to specific performance and to obtain injunctive relief against any such breach or threatened breach, without the necessity of proving actual damages or posting a bond or other security. It is the intention of the Parties that if any of the restrictions or covenants contained in this Agreement are held to be for a length of time that is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such restrictions or covenants shall not be construed to be null, void and of no effect, but to the extent such restrictions or covenants would be valid or enforceable under applicable law, a court of competent jurisdiction shall have the right, power and authority to modify any restriction or covenant of this Agreement as such court shall deem necessary to cause such restrictions or covenants (as modified) to be valid and enforceable under such applicable law.

7.            Termination. Except for the provisions of this Section 7 and Section 8 hereto, which shall survive any termination hereunder, this Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the mutual written agreement of each of the parties hereto to terminate this Agreement; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any reasonably foreseeable consequential damages or equitable relief from such breach.

8.            Miscellaneous.

(a)            Assignment. This Agreement and all obligations of the Parties are personal to the Parties and may not be transferred or delegated by the Parties at any time. For the avoidance of doubt, in the event that the Mudrick Investor or the SF Investor transfers any of the Ordinary Shares it owns, the recipient of such Ordinary Shares shall not be entitled to any of the rights hereunder or subject to any of the obligations hereunder, and such transfer shall not affect, amend, terminate or otherwise alter the rights of the other Parties hereto.

(b)            Third Parties. Nothing contained in this Agreement shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party.

(c)            Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York, without giving effect to any choice of law or conflict of law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York. Each Party agrees that (a) any actions or proceedings arising in connection with this Agreement shall be brought, tried and determined only in the Federal courts of the United States or the courts of the State of New York, in each case located within the City of New York and (b) it will not bring any action or proceeding relating to this Agreement in any court other than the aforesaid courts. Each Party agrees that a final order in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the order or in any other manner provided by applicable law.

(d)            WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

(e)            Further Assurances. The Parties will execute and deliver such agreements and documents and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

(f)            Notices. All notices and communications required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of overnight mailing, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company, to:

Vertical Aerospace Ltd.

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

Attn: xxxxxxxxxxxxxxxxxxxxxxxxxxxxx

Email: xxxxxxxxxxxxxxxxxxxxxxxxxxxxx

With a copy to (which shall not constitute notice):

Latham & Watkins (London) LLP

99 Bishopsgate

London, EC2M 3XF

United Kingdom

Attn: xxxxxxxxxxxxxxxxxxxxxxxxxxxxx
Email: xxxxxxxxxxxxxxxxxxxxxxxxxxxxx

If to the Mudrick Investor, to:

Mudrick Capital Management L.P.

527 Madison Avenue, 6th Floor

New York, NY 10022

Attn: xxxxxxxxxxxxxxxxxxxxxxxxxxxxx

Email: xxxxxxxxxxxxxxxxxxxxxxxxxxxxx

With a copy to (which shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn: xxxxxxxxxxxxxxxxxxxxxxxxxxxxx

Email: xxxxxxxxxxxxxxxxxxxxxxxxxxxxx

If to the SF Investor, to:

Stephen Fitzpatrick

United House, 9 Pembridge Road
London, W11 3JY

England

Email: xxxxxxxxxxxxxxxxxxxxxxxxxxxxx

With a copy to (which shall not constitute notice):

Jones Day

21 Tudor Street

London EC4Y 0DJ

Attn: xxxxxxxxxxxxxxxxxxxxxxxxxxxxx

Email: xxxxxxxxxxxxxxxxxxxxxxxxxxxxx

(g)            Consents, Amendments and Waivers.

(i)            Any term of this Agreement may be amended or waived only with the written consent of the Parties.

(ii)            No consent or waiver in respect of any provision of this Agreement shall be effective unless and until it is agreed in writing duly executed by or on behalf of the Party entitled to give the same or entitled to such right.

(iii)            No failure by a Party to exercise or delay in exercising any right, power or remedy provided by law or under this Agreement (or any part-exercise thereof) shall operate to impair the same or be construed as a waiver of it. No single or partial exercise of any such right, power or remedy shall prevent any further or other exercise of the same or the exercise of any other right. No waiver of any such right shall constitute a waiver of any other right. The rights provided in this Agreement are cumulative and not exclusive of any rights provided by law.

(h)            Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(i)            Entire Agreement. This Agreement, together with the Investment Agreement, shall constitute the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly canceled.

(j)            Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

VERTICAL AEROSPACE LTD.

By:	/s/ Stephen Welch
	Name:	Stephen Welch
	Title:	Chairman

MUDRICK CAPITAL MANAGEMENT L.P.

On behalf of certain funds or accounts managed, sponsored or advised by it.

By:	/s/ John O'Callaghan
	Name:	John O'Callaghan
	Title:	Authorized Signatory

IMAGINATION AERO INVESTMENTS LIMITED

By:	/s/ Stephen Fitzpatrick
	Name:	Stephen Fitzpatrick
	Title:	Founder

STEPHEN FITZPATRICK

On behalf of himself and any other fund, entity or account that is affiliated with Stephen Fitzpatrick

/s/ Stephen Fitzpatrick

[Shareholder Letter Agreement – Signature Page]